Filed Pursuant to Rule 433
Registration No. 333-134179
Pricing Term Sheet
PepsiAmericas, Inc.
$300,000,000 5.750% Notes due 2012

Issuer:	PepsiAmericas, Inc.
Ratings:	Baa1 (stable outlook) / A (stable outlook)
Size:	$300,000,000
Trade Date:	July 11, 2007
Settlement Date:	July 18, 2007
Maturity:	July 31, 2012
Optional Redemption:	Make Whole at T+15 basis points
Benchmark:	4.875% due June 2012
Benchmark Treasury Yield:	4.973%
Re-offer Spread:	+84 bps
Public Offering Yield:	5.813%
Coupon:	5.750%
Interest Payment Dates:	January 31 and July 31, commencing January 31, 2008
Public Offering Price:	99.725%
CUSIP Number:	71343P AE1
Joint Bookrunning Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
BNP Paribas Securities Corp.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, any related prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649